FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2016

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 21 July, 2016

EXHIBIT INDEX -----------------------
EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 21 July 2016
2nd Quarter Results 2016

Exhibit 99

2016 FIRST HALF YEAR RESULTS

CONSISTENT, COMPETITIVE AND PROFITABLE GROWTH IN CHALLENGING MARKETS

First half highlights

•	Underlying sales growth 4.7%, ahead of our markets, with volume up 2.2%

•	Sales increased by 5.4% at constant exchange rates and decreased by (2.6)% at current exchange rates

•	Emerging markets underlying sales growth 8.0% with volume up 2.9%

•	Core operating margin at 15.0% up 50bps, driven by an 80bps improvement in gross margin

•	Core earnings per share up 7.5% at constant exchange rates, up 1.3% at current exchange rates

Second quarter highlights

•	Underlying sales growth 4.7% with volume up 1.8%

Paul Polman: Chief Executive Officer statement

“Our first half results further demonstrate the progress we have made in the transformation of Unilever to deliver consistent, competitive, profitable and responsible growth. Despite a challenging environment with slower global economic growth and intensifying geopolitical instability, we have again grown profitably in our markets, competitively and driven by strong innovations.

This consistency of performance, achieved during a period of high volatility and accelerating change, shows that our long-term focus is paying off. We are seeing the benefits from delivery against the four differentiated category strategies that continue to guide investment in our brands, our infrastructure and our people.

We have been preparing ourselves for tougher market conditions in 2016 and do not see any sign of an improving global economy. Against this backdrop we continue to drive agility and cost discipline, implementing the key initiatives announced at the end of last year: net revenue management, zero based budgeting and ‘Connected 4 Growth’ which is the next stage in our organisational transformation. Our priorities continue to be volume-driven growth ahead of our markets, steady improvement in core operating margin and strong cash flow.”

Key Financials (unaudited) Current Rates	First Half 2016
Underlying Sales Growth	4.7%
Turnover	€26.3bn	(2.6)%
Operating Profit	€3.8bn	(0.1)%
Net Profit	€2.7bn	2.0%
Core earnings per share	€0.92	1.3%
Diluted earnings per share	€0.88	1.0%
Quarterly dividend payable in September 2016 €0.3201 per share

Underlying sales growth, core operating margin and core earnings per share are non-GAAP measures (see pages 5 and 6).                  21 July 2016FIR

FIRST HALF OPERATIONAL REVIEW: CATEGORIES

ST HALF OPERATIONAL REV CATEGORIES
	Second Quarter 2016				First Half 2016
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.7	4.7	1.8	2.8	26.3	4.7	2.2	2.5	50
Personal Care	5.0	5.6	3.4	2.2	9.8	5.7	3.6	2.0	10
Foods	3.1	2.7	(0.9)	3.7	6.2	2.3	(0.5)	2.9	(70)
Home Care	2.5	6.0	1.4	4.5	5.0	6.5	2.9	3.5	250
Refreshment	3.1	4.2	2.4	1.7	5.3	4.1	2.2	1.8	90

Our markets: Consumer demand remained weak and in the markets in which we operate volumes have slowed further, with market volume growth low in emerging markets and negative in Europe and in North America.

Unilever overall performance: Underlying sales growth in the first half was broad-based and driven by market share gains across the four categories which continued to deliver progress against their strategic priorities: Personal Care and Foods achieved improved growth while maintaining strong profitability. Home Care and Refreshment improved margins while continuing to grow competitively. Emerging markets grew 8.0% driven by good volume growth in Asia and price growth in Latin America. Developed markets grew 0.2% with volume growth more than offsetting price deflation in Europe.

Gross margin improved by 80bps to 42.7% driven by margin-accretive innovations and acquisitions as well as our discipline in driving savings programmes. In local currencies brand and marketing investment was sustained at the absolute level of the prior year and as a percentage of turnover was down by 50bps due to sales leverage and cost efficiencies. Overheads were up by 80bps from the lapping of gains on pension plan changes in the prior year and the higher overheads ratio of new business models including the acquired prestige brands. Core operating margin improved by 50bps to 15.0%.

Personal Care
Personal Care volumes improved across all sub-categories driven by innovations that grow the core of our brands and extend into more premium segments. Deodorants performed strongly, supported by new variants of the successful dry sprays in North America and by the roll-out of Rexona Antibacterial that provides 10x more odour protection into 36 new countries. We are addressing the higher growth male grooming segment with the launch of the new Axe range, opening the brand to a broader audience. Good growth in hair was supported by the successful Sunsilk re-launch and by the TRESemmé Beauty-Full Volume range with a unique reverse conditioning system. In skin cleansing Lifebuoy demonstrated strong volume-driven growth across emerging markets driven by our handwashing campaign.

Core operating margin was up 10bps driven by higher gross margins and helped by brand and marketing efficiencies.

Foods
Growth in Foods accelerated with a good performance in savoury and dressings and a continued decline in spreads as a result of the market contraction in developed countries. Savoury showed good growth driven by cooking products in emerging markets, innovations around naturalness such as Knorr Mealmakers with 100% natural ingredients in Europe and our local brands such as Bango in Indonesia and Robertsons in South Africa. Hellmann’s grew strongly in dressings helped by the convenient squeeze packaging with proprietary easy-out technology, the launch of Carefully Crafted and Organic variants as well as the expansion into Italy and Belgium. In spreads Flora highlighted its plant-based health credentials with a new advertising campaign and introduced a dairy-free variant in the United Kingdom.

Core operating margin was down 70bps due to gains on pension plan changes in the prior year and higher restructuring costs.

Home Care
Home Care continued to deliver broad-based growth, ahead of our markets. This was driven by innovations in higher margin segments and the continued roll-out of the new Omo with enhanced formulation and improved cleaning technology which has now reached 27 countries. After the success of Omo pre-treaters and stain removers in Brazil we are rolling them out in Latin America, South East Asia and China. Fabric conditioners grew at double-digit rates, helped by new variants of Comfort Intense with its concentrated, double-encapsulated fragrance technology that delivers long-lasting freshness. In household care growth was driven by Cif’s premium Power and Shine sprays and Domestos toilet blocks in Europe as well as the continued expansion of our brands into new markets such as Iran.

In line with our strategy, core operating margin improved by 250bps driven by improved mix and cost savings.
Refreshment
Ice cream delivered good growth driven by margin-accretive innovations behind premium brands, such as the new Magnum Double range, the Ben & Jerry’s ‘Wich sandwich and dairy free range, as well as premium desserts under Breyer’s Gelato and Carte D’Or Sorbet. We continued to develop the value segment with a new yoghurt variant of the smaller-sized Cornetto at a recommended resale price of €1. In leaf tea, we have been building our presence in more premium products with T2 and machine-compatible tea capsules. Lipton and PG Tips continued to extend in the faster-growing green and speciality teas segments where we are still under-represented.

Core operating margin was up 90bps driven by improved mix and savings in ice cream as well as brand and marketing efficiencies.

FIRST HALF OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Second Quarter 2016				First Half 2016
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.7	4.7	1.8	2.8	26.3	4.7	2.2	2.5	50
Asia/AMET/RUB	5.8	5.9	3.8	2.0	11.3	5.5	4.0	1.4	100
The Americas	4.3	6.4	(0.8)	7.3	8.3	7.4	0.1	7.3	90
Europe	3.6	0.8	1.8	(1.0)	6.7	0.1	1.8	(1.6)	(70)

	Second Quarter 2016				First Half 2016
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets	5.9	0.7	1.4	(0.7)	11.3	0.2	1.2	(1.0)
Emerging markets	7.8	7.7	2.2	5.4	15.0	8.0	2.9	5.0
North America	2.3	1.4	1.1	0.2	4.5	0.7	0.5	0.2
Latin America	2.0	11.8	(2.9)	15.2	3.8	14.7	(0.4)	15.1

Asia/AMET/RUB
Growth was driven by solid volume gains in Asia, price-led growth elsewhere, and included strong performances for Refreshment and Foods. The Philippines accelerated its double-digit growth rate, Russia and Australia returned to positive volume growth and Turkey grew strongly led by ice cream and tea. India and Africa demonstrated solid growth while sales in China were broadly flat with rapid growth in e-commerce offset by declines in other channels.

Core operating margin was up 100bps driven by increased gross margins.

The Americas
Latin America delivered double-digit underlying sales growth, ahead of our markets, underpinned by pricing to recover higher input costs. Importantly, the business demonstrated resilience with volumes only slightly down in markets which faced substantial currency devaluation, high inflation and lower consumer confidence.
In North America, growth improved driven by a strong delivery of our innovations in deodorants, dressings and ice cream. Sales in hair were down in an intensely competitive environment while the rate of decline in spreads has slowed.

Core operating margin was up 90bps primarily due to improved gross margins in North America.

Europe
Underlying sales in Europe were flat as volume growth offset continued price deflation. Personal Care, Home Care and ice cream delivered good volume-driven growth, but the contraction of the margarine market impacted our Foods performance, particularly in the United Kingdom and France. We continued to see strong momentum in Central and Eastern Europe and restored growth in the Nordic countries.

Core operating margin was down 70bps as a result of gains on pension plan changes in the prior year and higher restructuring costs.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FIRST HALF 2016

Finance costs and tax

Net finance costs increased by €15 million to €284 million in the first half of 2016. This included a higher cost of financing net borrowings at €237 million and a lower pensions financing charge at €47 million.

The effective tax rate was 26.0% versus 26.8% in the same period last year. The change was due to favourable tax audit settlements and fewer non-deductible expenses. The effective tax rate on core profit was 26.1%, slightly higher than 26.0% in 2015 and in line with our longer term expectation of 26% - 27%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates contributed €72 million compared with €57 million in the first half of 2015 due to growth in profits from the Pepsi Lipton joint venture. Other income from non-current investments was €61 million versus €26 million in 2015 and included a gain of €68 million from the revaluation of a financial asset.

Earnings per share

Core earnings per share in the first half increased by 1.3% to €0.92, including an adverse currency impact of (6.2)%. In constant exchange rates, core earnings per share increased by 7.5% primarily driven by underlying sales growth and improved core operating margin. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Diluted earnings per share for the first half was up 1.0% at €0.88. We recorded a loss on disposal of €(104) million for local Alberto Culver brands and the rights for VO5 in Argentina that we were required to sell as part of the regulatory approval process.

Free cash flow

Free cash flow in the first half of 2016 was €0.8 billion including the usual seasonal increase in inventory and receivables. This was lower than the €1.1 billion in the same period last year following an exceptionally low year-end 2015 working capital position.

Net debt

Closing net debt was €12.6 billion versus €11.5 billion as at 31 December 2015 primarily due to the seasonal outflow of working capital.

Pensions

The pension liability net of assets increased to €3.8 billion at the end of June 2016 versus €2.3 billion as at 31 December 2015. The increase in the net pension liability reflects the impact of lower discount rates which exceeded investment returns and cash contributions.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

PRINCIPAL RISK FACTORS

On pages 54 to 57 of our 2015 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2016 under the headings: brand preference; portfolio management; sustainability; customer relationships; talent & organisation; supply chain; safe and high quality products; systems and information; business transformation; external economic and political risks and natural disasters; treasury and pensions; ethical; legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2016.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses ‘constant rate’ ‘underlying’ and ‘core’ measures primarily for internal performance analysis and targeting purposes. The non-GAAP measures which we apply in our reporting are set out below.

Underlying sales growth (USG)
Underlying Sales Growth or “USG” refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 3 and 4.

Underlying volume growth (UVG)
“Underlying Volume Growth” or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

€ million	First Half
(unaudited)	2016	2015
Net profit	2,710	2,658
Taxation	928	950
Share of net profit of joint ventures/associates and other income
from non-current investments and associates	(133)	(83)
Net finance costs	284	269
Operating Profit	3,789	3,794
Depreciation, amortisation and impairment	681	666
Changes in working capital	(1,554)	(915)
Pensions and similar obligations less payments	(223)	(283)
Provisions less payments	32	(111)
Elimination of (profits)/losses on disposals	117	3
Non-cash charge for share-based compensation	105	84
Other adjustments	8	(5)
Cash flow from operating activities	2,955	3,233
Income tax paid	(1,136)	(987)
Net capital expenditure	(759)	(844)
Net interest and preference dividends paid	(235)	(276)
Free cash flow	825	1,126
Net cash flow (used in)/from investing activities	(644)	(1,205)
Net cash flow (used in)/from financing activities	(518)	(71)

Core operating profit (COP), core operating margin (COM) and non-core items
Core operating profit (COP) and core operating margin (COM) means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence. The reconciliation of core operating profit to operating profit is as follows:

€ million	First Half
(unaudited)	2016	2015
Operating profit	3,789	3,794
Non-core items (see note 2)	160	108

Core operating profit	3,949	3,902
Turnover	26,283	26,991
Operating margin (%)	14.4	14.1
Core operating margin (%)	15.0	14.5

Core EPS
The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 2 on page 12 for reconciliation of core earnings to net profit attributable to shareholders’ equity.

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

€ million	As at 30 June 2016	As at 31 December 2015	As at 30 June 2015
(unaudited)
Total financial liabilities	(16,371)	(14,643)	(15,382)
Current financial liabilities:	(5,759)	(4,789)	(6,415)
Non-current financial liabilities	(10,612)	(9,854)	(8,967)
Cash and cash equivalents as per balance sheet	3,119	2,302	2,710
Cash and cash equivalents as per cash flow statement	2,937	2,128	2,424
Add bank overdrafts deducted therein	182	174	286
Other financial assets	678	836	868
Net debt	(12,574)	(11,505)	(11,804)

OTHER INFORMATION

This document represents Unilever’s half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 8 to 17; (ii) pages 2 to 7 comprise the interim management report; and (iii) the Directors’ responsibility statement can be found on page 18. No material related parties transactions have taken place in the first six months of the year.
CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

ENQUIRIES

Media:			Investors: Investor Relations Team
UK	+44 73 4206 8784	merlin.koene@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
or	+44 79 0110 3950	william.davies@unilever.com
or	+44 78 2504 9151	louise.phillips@unilever.com
NL	+32 49 4604 906	freek.bracke@unilever.com
or	+31 10 217 4844	els-de.bruin@unilever.com

There will be a web cast of the results presentation available at:
http://www.unilever.com/investor-relations/results-and-publications/quarterly-results/

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

INCOME STATEMENT

 (unaudited)

€ million	First Half
	2016	2015	Increase/ (Decrease)
			Current rates	Constant Rates
Turnover	26,283	26,991	(2.6)%	5.4%

Operating profit	3,789	3,794	(0.1)%	5.4%

After (charging)/crediting non-core items	(160)	(108)

Net finance costs	(284)	(269)
Finance income	66	72
Finance costs	(303)	(281)
Pensions and similar obligations	(47)	(60)

Share of net profit/(loss) of joint ventures and associates	72	57
Other income/(loss) from non-current investments and associates	61	26

Profit before taxation	3,638	3,608	0.8%	6.1%

Taxation	(928)	(950)

Net profit	2,710	2,658	2.0%	7.5%
Attributable to:
Non-controlling interests	198	169
Shareholders’ equity	2,512	2,489	0.9%	6.3%

Combined earnings per share
Basic earnings per share (euros)	0.88	0.88	0.9%	6.3%
Diluted earnings per share (euros)	0.88	0.87	1.0%	6.4%

STATEMENT OF COMPREHENSIVE INCOME

 (unaudited)

€ million	First Half
	2016	2015
Net profit	2,710	2,658

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	(1,356)	679

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	(140) (18)	249 39

Total comprehensive income	1,196	3,625
Attributable to:
Non-controlling interests	177	206
Shareholders’ equity	1,019	3,419

STATEMENT OF CHANGES IN EQUITY

  (unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2016
1 January 2016	484	152	(7,816)	22,619	15,439	643	16,082
Profit or loss for the period	-	-	-	2,512	2,512	198	2,710
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(18)	-	(18)	-	(18)
Remeasurements of defined benefit pension plans net of tax	-	-	-	(1,356)	(1,356)	-	(1,356)
Currency retranslation gains/(losses)	-	-	(141)	22	(119)	(21)	(140)
Total comprehensive income	-	-	(159)	1,178	1,019	177	1,196
Dividends on ordinary capital	-	-	-	(1,775)	(1,775)	-	(1,775)
Movements in treasury stock(a)	-	-	(73)	(182)	(255)	(4)	(259)
Share-based payment credit(b)	-	-	-	105	105	(1)	104
Dividends paid to non-controlling interests	-	-	-	-	-	(195)	(195)
Currency retranslation gains/(losses) net of tax	-	(14)	-	-	(14)	-	(14)
Other movements in equity	-	-	(16)	(19)	(35)	2	(33)
30 June 2016	484	138	(8,064)	21,926	14,484	622	15,106

First half - 2015
1 January 2015	484	145	(7,538)	20,560	13,651	612	14,263
Profit or loss for the period	-	-	-	2,489	2,489	169	2,658
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	39	-	39	-	39
Remeasurements of defined benefit pension plans net of tax	-	-	-	679	679	-	679
Currency retranslation gains/(losses)	-	-	211	1	212	37	249
Total comprehensive income	-	-	250	3,169	3,419	206	3,625
Dividends on ordinary capital	-	-	-	(1,687)	(1,687)	-	(1,687)
Movements in treasury stock(a)	-	-	108	(242)	(134)	-	(134)
Share-based payment credit(b)	-	-	-	84	84	-	84
Dividends paid to non-controlling interests	-	-	-	-	-	(192)	(192)
Currency retranslation gains/(losses) net of tax	-	11	-	-	11	(1)	10
Other movements in equity	-	-	(11)	(68)	(79)	(5)	(84)
30 June 2015	484	156	(7,191)	21,816	15,265	620	15,885

(a) Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(b) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

BALANCE SHEET

 (unaudited)

€ million	As at 30 June 2016	As at 31 December 2015	As at 30 June 2015

Non-current assets
Goodwill	15,977	16,213	15,414
Intangible assets	8,531	8,846	8,472
Property, plant and equipment	11,048	11,058	11,067
Pension asset for funded schemes in surplus	408	934	1,024
Deferred tax assets	1,458	1,185	1,163
Financial assets	602	605	617
Other non-current assets	898	771	762
	38,922	39,612	38,519
Current assets
Inventories	4,649	4,335	4,588
Trade and other current receivables	6,291	4,804	6,368
Current tax assets	319	230	296
Cash and cash equivalents	3,119	2,302	2,710
Other financial assets	678	836	868
Non-current assets held for sale	197	179	37
	15,253	12,686	14,867

Total assets	54,175	52,298	53,386
Current liabilities
Financial liabilities	5,759	4,789	6,415
Trade payables and other current liabilities	14,216	13,788	13,999
Current tax liabilities	974	1,127	1,121
Provisions	360	309	304
Liabilities associated with assets held for sale	1	6	1
	21,310	20,019	21,840
Non-current liabilities
Financial liabilities	10,612	9,854	8,967
Non-current tax liabilities	114	121	170
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,563	1,569	1,787
Unfunded schemes	1,677	1,685	1,782
Provisions	951	831	899
Deferred tax liabilities	1,542	1,744	1,785
Other non-current liabilities	300	393	271
	17,759	16,197	15,661

Total liabilities	39,069	36,216	37,501
Equity
Shareholders’ equity	14,484	15,439	15,265
Non-controlling interests	622	643	620
Total equity	15,106	16,082	15,885

Total liabilities and equity	54,175	52,298	53,386

CASH FLOW STATEMENT

(unaudited)

€ million	First Half
	2016	2015
Net profit	2,710	2,658
Taxation	928	950
Share of net profit of joint ventures/associates and other income
from non-current investments and associates	(133)	(83)
Net finance costs	284	269
Operating profit	3,789	3,794
Depreciation, amortisation and impairment	681	666
Changes in working capital	(1,554)	(915)
Pensions and similar obligations less payments	(223)	(283)
Provisions less payments	32	(111)
Elimination of (profits)/losses on disposals	117	3
Non-cash charge for share-based compensation	105	84
Other adjustments	8	(5)
Cash flow from operating activities	2,955	3,233
Income tax paid	(1,136)	(987)

Net cash flow from operating activities	1,819	2,246
Interest received	55	56
Net capital expenditure	(759)	(844)
Other acquisitions and disposals	(92)	(405)
Other investing activities	152	(12)

Net cash flow (used in)/from investing activities	(644)	(1,205)
Dividends paid on ordinary share capital	(1,768)	(1,687)
Interest and preference dividends paid	(290)	(332)
Change in financial liabilities	1,859	2,164
Other movements on treasury stock	(260)	(138)
Other financing activities	(59)	(78)

Net cash flow (used in)/from financing activities	(518)	(71)

Net increase/(decrease) in cash and cash equivalents	657	970
Cash and cash equivalents at the beginning of the period	2,128	1,910

Effect of foreign exchange rate changes	152	(456)

Cash and cash equivalents at the end of the period	2,937	2,424

NOTES TO THE FINANCIAL STATEMENTS

 (unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The accounting policies and methods of computation are in compliance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (IASB) and as adopted by the EU; and except as set out below are consistent with the year ended 31 December 2015. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB. With effect from 1 January 2016 we have implemented amendments to IAS 19 ‘Employee Benefits’ and IAS 16 ‘Property, Plant and Equipment’. The impact on the Group is not material.

After making appropriate enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 8, the statement of comprehensive income on page 8, the statement of changes in equity on page 9 and the cash flow statement on page 11 are translated at exchange rates current in each period. The balance sheet on page 10 is translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2015 are not Unilever PLC’s statutory accounts for that financial year. Those accounts of Unilever for the year ended 31 December 2015 have been reported on by the Group’s auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the UK Companies Act 2006.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

€ million	First Half
	2016	2015
Acquisition and disposal related costs	(43)	(32)
Gain/(loss) on disposal of group companies	(101)	8
Impairments and other one-off items(a)	(16)	(84)

Non-core items before tax	(160)	(108)
Tax impact of non-core items	43	2
Non-core items after tax	(117)	(106)

Attributable to:
Non-controlling interests	1	-
Shareholders’ equity	(118)	(106)

 (a) 2016 relates to foreign exchange losses arising from remeasurement of our Argentinian business at a rate of 14 pesos per US dollar. 2015 relates to foreign exchange loss resulting from remeasurement of the Venezuelan business.

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	First Half
	2016	2015
Net profit attributable to shareholders’ equity	2,512	2,489
Post tax impact of non-core items	118	106

Core profit attributable to shareholders’ equity	2,630	2,595

3 SEGMENT INFORMATION - CATEGORIES

Second Quarter	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2015	5,099	3,232	2,623	3,233	14,187
2016	5,027	3,073	2,501	3,134	13,735
Change (%)	(1.4)	(4.9)	(4.7)	(3.1)	(3.2)
Impact of:
Exchange rates (%)	(8.5)	(7.1)	(10.1)	(7.1)	(8.1)
Acquisitions (%)	2.2	-	-	0.3	0.9
Disposals (%)	(0.3)	(0.4)	-	(0.1)	(0.2)

Underlying sales growth (%)	5.6	2.7	6.0	4.2	4.7
Price (%)	2.2	3.7	4.5	1.7	2.8
Volume (%)	3.4	(0.9)	1.4	2.4	1.8

First Half	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2015	9,888	6,441	5,150	5,512	26,991
2016	9,822	6,169	4,950	5,342	26,283
Change (%)	(0.7)	(4.2)	(3.9)	(3.1)	(2.6)
Impact of:
Exchange rates (%)	(7.9)	(6.1)	(9.7)	(7.0)	(7.6)
Acquisitions (%)	2.3	-	-	0.3	0.9
Disposals (%)	(0.3)	(0.3)	-	(0.1)	(0.2)

Underlying sales growth (%)	5.7	2.3	6.5	4.1	4.7
Price (%)	2.0	2.9	3.5	1.8	2.5
Volume (%)	3.6	(0.5)	2.9	2.2	2.2

Operating profit (€ million)
2015	1,704	1,159	375	556	3,794
2016	1,640	1,048	476	625	3,789

Core operating profit (€ million)
2015	1,751	1,175	374	602	3,902
2016	1,753	1,082	483	631	3,949

Operating margin (%)
2015	17.2	18.0	7.3	10.1	14.1
2016	16.7	17.0	9.6	11.7	14.4

Core operating margin (%)
2015	17.7	18.2	7.3	10.9	14.5
2016	17.8	17.5	9.8	11.8	15.0

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

4 SEGMENT INFORMATION – GEOGRAPHICAL AREA

Second Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2015	5,950	4,602	3,635	14,187
2016	5,817	4,302	3,616	13,735
Change (%)	(2.2)	(6.5)	(0.5)	(3.2)
Impact of:
Exchange rates (%)	(7.6)	(13.4)	(2.1)	(8.1)
Acquisitions (%)	0.2	1.8	0.9	0.9
Disposals (%)	(0.2)	(0.3)	(0.1)	(0.2)

Underlying sales growth (%)	5.9	6.4	0.8	4.7
Price (%)	2.0	7.3	(1.0)	2.8
Volume (%)	3.8	(0.8)	1.8	1.8

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2015	11,449	8,769	6,773	26,991
2016	11,281	8,278	6,724	26,283
Change (%)	(1.5)	(5.6)	(0.7)	(2.6)
Impact of:
Exchange rate (%)	(6.6)	(13.4)	(1.6)	(7.6)
Acquisitions (%)	0.2	1.8	0.9	0.9
Disposals (%)	(0.2)	(0.2)	(0.2)	(0.2)

Underlying sales growth (%)	5.5	7.4	0.1	4.7
Price (%)	1.4	7.3	(1.6)	2.5
Volume (%)	4.0	0.1	1.8	2.2

Operating profit (€ million)
2015	1,581	1,035	1,178	3,794
2016	1,668	999	1,122	3,789

Core operating profit (€ million)
2015	1,580	1,145	1,177	3,902
2016	1,666	1,159	1,124	3,949

Operating margin (%)
2015	13.8	11.8	17.4	14.1
2016	14.8	12.1	16.7	14.4

Core operating margin (%)
2015	13.8	13.1	17.4	14.5
2016	14.8	14.0	16.7	15.0

5 TAXATION

The effective tax rate for the first half was 26.0% compared to 26.8% in 2015. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	First Half 2016			First Half 2015
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Fair value gains/(losses) on financial instruments	(76)	58	(18)	41	(2)	39
Remeasurements of defined benefit pension plans	(1,814)	458	(1,356)	958	(279)	679
Currency retranslation gains/(losses)	(140)	-	(140)	234	15	249
Other comprehensive income	(2,030)	516	(1,514)	1,233	(266)	967

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares which principally includes the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2016	2015

Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	2,512	2,489

Average number of combined share units (millions of units)	2,841.1	2,841.0

Combined EPS – basic (€)	0.88	0.88

Combined EPS – Diluted	2015	2015
Net profit attributable to shareholders’ equity (€ million)	2,512	2,489

Adjusted average number of combined share units (millions of units)	2,853.5	2,854.9

Combined EPS – diluted (€)	0.88	0.87
	2015	2015
Core EPS
Core profit attributable to shareholders’ equity (see note 2) (€ million)	2,630	2,595

Adjusted average number of combined share units (millions of units)	2,853.5	2,854.9

Core EPS – diluted (€)	0.92	0.91

In calculating core earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposals and related costs, impairments, and other one-off items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2015 (net of treasury stock)	2,838.9
Net movements in shares under incentive schemes	(0.1)
Number of shares at 30 June 2016	2,838.8

7 ACQUISITIONS AND DISPOSALS

Date	Deal
6 May 2016	The Group completed the disposal of Alberto Culver brands Antiall, Farmaco, Veritas and VO5 in Unilever Argentina
1 June 2016	The Group announced that it has signed an agreement with Coca Cola FEMSA and The Coca Cola Company to sell the AdeS soy beverage business in Latin America for an aggregate amount of US$ 575 million.
On 20 July 2016 the Group announced that it has signed an agreement to purchase Dollar Shave Club®, an innovative male grooming business and category leader in the direct-to-consumer channel. Subject to regulatory approval, the transaction is expected to close during the third quarter of 2016.

8 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2016	As at 31 December 2015	As at 30 June 2015	As at 30 June 2016	As at 31 December 2015	As at 30 June 2015
Financial assets
Cash and cash equivalents	3,119	2,302	2,710	3,119	2,302	2,710
Held-to-maturity investments	138	144	89	138	144	89
Loans and receivables	344	303	294	344	303	294
Available-for-sale financial assets	544	641	672	544	641	672
Financial assets at fair value through profit and loss:
Derivatives	130	230	289	130	230	289
Other	124	123	141	124	123	141
	4,399	3,743	4,195	4,399	3,743	4,195
Financial liabilities
Preference shares	(129)	(132)	(124)	(68)	(68)	(68)
Bank loans and overdrafts	(1,181)	(1,067)	(1,126)	(1,179)	(1,064)	(1,121)
Bonds and other loans	(15,475)	(13,509)	(14,024)	(14,308)	(12,703)	(13,258)
Finance lease creditors	(175)	(217)	(222)	(149)	(195)	(208)
Derivatives	(144)	(124)	(272)	(144)	(124)	(272)
Other financial liabilities	(523)	(489)	(454)	(523)	(489)	(454)
	(17,627)	(15,538)	(16,222)	(16,371)	(14,643)	(15,381)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 30 June 2016			As at 31 December 2015			As at 30 June 2015
Assets at fair value
Other cash equivalents	-	211	-	-	100	-	-	185	-
Available-for-sale financial assets	93	1	450	14	180	447	11	168	493
Financial assets at fair value
through profit or loss:
Derivatives(a)	-	349	-	-	303	-	-	341	-
Other	-	121	3	120	-	3	139	-	3
Liabilities at fair value
Derivatives(b)	-	(394)	-	-	(194)	-	-	(332)	-

(a) Includes €219 million (December 2015: €73 million) derivatives, reported within trade receivables, that hedge trading activities.
(b) Includes €(250) million (December 2015: €(71) million) derivatives, reported within trade creditors, that hedge trading activities. )

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2015. There were also no significant movements between the fair value hierarchy classifications since 31 December 2015.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The instruments that have a fair value that is different from the carrying amount are classified as Level 2.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2015.

9 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q2 2016 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.3201
Per Unilever PLC ordinary share:	£ 0.2689
Per Unilever N.V. New York share:	US$ 0.3531
Per Unilever PLC American Depositary Receipt:	US$ 0.3531

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 19 July 2016.

US dollar cheques for the quarterly interim dividend will be mailed on 7 September 2016 to holders of record at the close of business on 5 August 2016. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2016 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q2 2016	21 July 2016	3 August 2016	4 August 2016	5 August 2016	7 September 2016
Quarterly dividend – for Q3 2016	13 October 2016	26 October 2016	27 October 2016	28 October 2016	7 December 2016

10 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

DIRECTORS RESPONSIBILITY STATEMENT

The Directors declare that, to the best of their knowledge:

•
this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standard Board and endorsed and adopted by the EU gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and

•
the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever’s Directors are listed in the Annual Report and Accounts for 2015, with the exception of certain changes following the Unilever N.V. and Unilever PLC 2016 AGMs:

The following individuals retired as Non-Executive Directors on 21 April 2016:
•	Michael Treschow
•	Hixonia Nyasulu

The following individuals were appointed as Non-Executive Directors on 21 April 2016:
•	Marijn Dekkers
•	Strive Masiyiwa
•	Youngme Moon

Graeme Pitkethly was appointed as an Executive Director on 21 April 2016

Details of all current Directors are available on our website at www.unilever.com.

By order of the Board

Paul Polman                                   Graeme Pitkethly
Chief Executive OfficerChief Financial Officer

21 July 2016